Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

Dear Colleagues,

The activities for the integration of L3 and Harris continue to ramp up briskly and doubtless some of you are beginning to take calls or answer requests.  I want to thank you in advance for helping make a complex endeavor work smoothly.  Yes, this is a bold undertaking and we need all of your support – from keeping the enterprise focused on the crucial day-to-day operations, to the occasional requests you may get for data or information.  I’d ask that you keep your eye on the big picture and talk about this merger amongst your co-workers and colleagues, reflecting on the fact we are in bold times and a strategy of incrementalism is not suited for the complexities of the environment we’re in today, nor does it prepare us adequately for tomorrow.

As we architect your new L3 Harris for the future, I’m attentive to how we preserve and enhance our culture, and maintain excitement and engagement in the midst of questions, many of which we don’t have answers to yet.  This period of uncertainty is admittedly uncomfortable and we are endeavoring to move quickly and yet thoughtfully, amidst a number of important logistical, legal and regulatory considerations.

Perhaps it’s helpful to reflect back on Aerospace & Defense history and recall that two other prominent merger of equals were Lockheed Martin and Boeing (with McDonnell Douglas).  Hard as it might be to believe, those deals were smaller than our merger with Harris.  Yet the resulting large contract wins, from benefits of scale, have put those companies where they are today.  Their employees who rode through the uncertainty and pitched in to ensure these companies would become great, doubtless now feel a swell of pride on where they stand today.  Similarly, I would encourage you to imagine where we could be, with your contributions and dedication, in the next 5 years, with our larger scale and enhanced ability to invest meaningfully in important new growth markets.

At the beginning of this year, we underwent a corporate-wide employee survey and 84% of you responded, your evident engagement was fantastic and something I’m keen to safeguard.  I speak frequently with our leadership teams, asking that they remain focused on preserving that powerful, positive esprit de corps as we undergo this next step of our journey to becoming a world-class company for our employees, customers and shareholders.

Communicating With You

It’s important, in my opinion, to invite and maintain clear lines of communication.  That is a core principle which becomes all the more vital during times of change like this.  To that end, we are committed to share what we can, even if that means telling you what we aren’t able to tell you.  It’s important for you to be aware of some of the restrictions on what we are able to communicate internally.  For any merger like ours, there is a general Securities & Exchange Commission (SEC) prohibition on written communications about the merger to the public which also includes any broad distributions to employees before our preliminary joint proxy/prospectus has been filed.*  Which means my communications about the merger to you, our employees, may be seen by the general public.

Integrating Our Cultures—A Merger of Strengths

A quiet but crucial element of success for this merger will involve the thoughtful consideration and integration of the cultures between L3 and Harris; we have many similarities and like any other company, we have our differences.  With approximately 48,000 combined employees around the world, a truly effective cultural integration will take time.  It’s important to identify early on the areas of similarity and disparity to assist the merger integration team and our leadership teams in utilizing the best of both organizations and identifying areas where behaviors need to shift.
Because of this, we’ve engaged McKinsey & Co to conduct a cultural review of both companies, including interviews with senior leaders, a survey sent to a sample population in each organization and a series of focus groups.  So you may be called upon and I’d encourage you to be forthright and honest.  We want to gather empirical data to further help us understand how things are seen in our cultures, explore different points of view and pull together best practices for emerging with a clear L3 Harris culture that you can embrace.

Through the course of many conversations, I’ve been pointing out that this is a merger of equals because it is a merger of strengths.  We know our strengths at L3, we also know our weaknesses. Same could be said for Harris.  The IMO team is marching towards outcomes designed to preserve or enhance those strengths more rapidly than would be done in the ordinary course of business, while amending areas where change is needed.  Stitching together strength for strength, we are building an even more winning company ahead.

Feedback

Since we started these Integration Updates a few weeks ago, your feedback helps us considerably and is welcomed.  You are an integral part of this large-scale journey and your feedback helps us chart the course.  You can always visit the L3 Intranet for new employee FAQs & updates.

As always, please continue to reach out to your Segment Leadership or email questions and comments to merger.questions@L3T.com.  Thank you for your continued hard work.

Sincerely,

*The preliminary joint proxy/prospectus is a filing with the SEC by a publicly traded company that is used to disclose any material information related to a merger or acquisition.  It is expected that the initial filing of our preliminary joint proxy/prospectus will be before the end of this year.  Until our preliminary joint proxy/prospectus has been filed, the SEC has created a ‘safe harbor’ exemption whereby both companies can make certain communications so long as it file such communications with the SEC.  All filings made by L3 can be found at the website at this URL. Type “L3 Technologies” in the “Company Name” search box. https://www.sec.gov/edgar/searchedgar/companysearch.html

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com.

Participants in Solicitation
Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.

Forward-Looking Statements
Statements in this communication that are not historical facts are forward-looking statements that reflect Harris' and L3's respective management's current expectations, assumptions and estimates of future performance and economic conditions; words such as "may," "will," "should," "likely," "projects," "guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties' operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party's control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties' businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties' results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.